Exhibit 99.7

Consultant Agreement

                            KNIGHTSBRIDGE CAPITAL

November 10, 2003

Bravo Foods International Corp.
11300 U.S. Highway One, Suite 202
North Palm Beach, FL 33408
Attn: Mr. Roy Warren, Chief Executive Officer

Gentleman:

      Knightsbridge Holdings, LLC, ('Knightsbridge") is pleased to he retained on the terms and conditions set forth in this letter of engagement ("Engagement Letter") as a consultant to your company, Bravo Foods International Corp. (the "Company"), collectively (the "Parties") to assist in a variety of areas relating to the financial, strategic, and related developmental growth of the Company (the "Engagement").

      1. Services of Knightsbridge.
         --------------------------

      For the Term of Engagement (as hereinafter defined), and with your general knowledge and consent, we agree to provide to the Company a range of consultative and related services which may, but which will not necessarily, include the following: (i) identifying, evaluating and advising in relation to the Company's current structural (including business model), financial, operational, managerial, strategic and other needs and objectives, (ii) preparing and coordinating with the Company and others in the development of business plans, investor presentations and financial models, (iii) identifying potential merger, acquisition, divestiture, consolidation or other combination ("M&A Transaction") opportunities and negotiating, structuring and advising in connection with potential M&A Transactions, (v) advising and assisting the Company in connection with the preparation of any registration statements, periodic or other SEC reports or proxies, and (vi) coordinating with, and advising in connection with the activities of, Outside Professionals, including without limitation attorneys, accountants, market professionals, etc.

      2. Term of Engagement.
         -------------------

      The Engagement shall be effective for a period of twelve (6) months commencing on the date first appearing above (the "Term of Engagement"). After the Term of Engagement expires, the Engagement shall automatically renew on a month-to-month basis, subject to the right of the Company and/or Knightsbridge to terminate the Engagement as of the end of any given month by giving written notice to the other party at least thirty (30) days notice ("Termination"). As clarification, said right of termination shall commence upon the seven month anniversary of this signing Agreement. Notwithstanding the foregoing, should Knightsbridge be unsuccessful in reaching an accommodation with the Keshet investor group and the Company, than irrespective of the other work performed for the Company, the Company shall, at its option shall have the right to cancel this agreement with no obligation.

      3. Compensation.
         -------------

      In consideration for the services rendered by Knightsbridge to the Company pursuant to the Engagement (and in addition to the expenses provided for in Paragraph 4 hereof), and throughout the Term of Engagement, the Company shall compensate Knightsbridge as follows:


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            3.1   Engagement Retainer.
                  --------------------

                  3.1.1 Monthly Retainer. Knightsbridge shall waive its
            retainers until such time as a transaction as more fully described in Section 3.1.2 below is consummated. At that time, the Company shall remit to Knightsbridge a retainer in the amount of $2,500 per month due and payable on the first of each month during the Term of this Agreement. Knightsbridge, may, at its option, take payment in the form of registered shares of common stock using a formula that divides the amount due by the closing bid price of the Company's common stock as of the date the invoice is due and payable.

                  3.1.2 Equity-Based Compensation. Company agrees to pay to
            Knightsbridge or its assignees, common stock of the Company, in an amount equal to 750,000 of the fully diluted, shares of the common stock of the Company. Of this amount, 250,000 shares of the common stock shall be registered or otherwise unrestricted with the balance to be issued in restricted form. Company shall file a registration statement covering the unregistered shares within 90 days of the date of this Agreement. Company shall use its best efforts to enable the registration statement to become effective at the earliest possible time. The specific projects and scope of work of Knightsbridge shall be more fully described in Exhibit 'A' attached hereto.

                  3.2.1 Financing Transactions (Knightsbridge
            Introduction). For purposes of any Financing Transactions involving any Financing Source directly or indirectly to the Company by Knightsbridge, and whether occurring during the Term of Engagement or during a period ending two (2) years following Termination, Additional Compensation shall be payable to Knightsbridge upon the closing thereof in accordance with the following schedule where "Consideration" shall mean (i) the total amount of gross proceeds received by, or otherwise deliverable to, the Company without condition as part of any such Financing Transaction, and (ii) any common stock or other securities of the Company (including without limitation any warrants, options and/or convertible securities) issued or otherwise transferred as a direct or indirect part of such Financing Transaction. Debt financing shall include but not be limited to any on or off balance sheet financing, mortgages, debentures, notes, factoring, receivables financing, or credit facilities introduced directly or indirectly to the Company by Knightsbridge. Financing transactions in which securities convert into Common Stock of the Company shall, for purposes under this subsection, be deemed to have been funding using the Debt Financing schedule below and subsequently they shall be deemed to have used the Equity Financing schedule below (Company is only responsible for the difference between the two fees upon conversion) as of the date upon which these securities convert to Capital Stock of the Company.

            (i)   Consideration              Amount of Additional
Compensation
                  Equity Financing:          --------------------
                  $0 to $1,000,000           7%
                  $1 million $5 million      6% of Consideration
                  $5 million+                $310,000 + 1.5% of
Consideration
                                             in excess of $5 mil for equity
                                             financing.

                  Debt Financing
                  80 to S 1.000,000          2.5%
                  $1 million to $5 million   2% of Consideration
                  $5 million+                $65,000 + 1% of Consideration
                                             in excess of $5 million for
                                             debt financing. And;

            (ii) Any Securities issued by or to the Company: 5% (in kind)


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                  3.2.2 M&A Transactions (Knightsbridge Introduction). For
            purposes of any M&A Transactions involving any entity or entities originally introduced directly or indirectly to the Company by Knightsbridge, and whether occurring during the Term of Engagement or during a period ending two (2) years following Termination. Additional Compensation shall he payable to Knightsbridge upon the closing thereof in accordance with the following schedule where "Consideration" shall mean the total of all cash, assets (including without limitation any real property, personal property and intellectual properly) common stock or other securities (including without limitation any warrants, options and/or convertible securities) paid by or to the Company or its shareholders, and shall further include (a) any commercial bank or other indebtedness of the Company that is repaid or for which the responsibility to pay is assumed by the Company in connection with such M&A Transaction, (h) the greater of the stated value or the liquidation value of preferred stock of the Company that is assumed or acquired by the Company that is not converted into common stock upon the consummation of such transaction, (c) the value of any net operating losses transferred as part of the M&A Transaction and from which a party to such transaction expects at the time of closing to benefit, and (d) future payments for which the Company is obligated either absolutely or upon the attainment of milestones or financial results ("Company Future Payments"). Any Additional Compensation payable as a result of Company Future Payments shall be paid at closing and shall be valued at the present value of the Company Future Payments. For the purpose of calculating the present value, the Company and Knightsbridge agree to discount all Company Future Payments by a discount factor equal to 15% per annum, and where necessary, to use the projections which have been provided by the Company in the course of the M&A Transaction to quantify these amounts and their timing. Should Knightsbridge not be responsible for the entity or entities introduced to the Company tinder this section and should the Company wish Knightsbridge to assist in structuring, negotiating the transaction, etc., Knightsbridge's compensation shall be at a rate equal to 50% of that delineated below.

            Consideration             Amount of Additional Compensation
            -------------             ---------------------------------
            50 to $500,000            $30,000 (minimum)
            $500,001 to $5 million    5% of Consideration
            $5 million+               $250,000 + 3.0% of Consideration in
                                      excess of $5 million

      4. Expenses.
         ---------

      In addition to any Engagement Retainers and Additional Compensation payable hereunder, and without regard to whether any Compensable Events occur hereunder, the Company shall reimburse Knightsbridge for all fees approved by an officer of the Company, relating to Knightsbridge's travel and out-of-pocket expenses reasonably included in connection with the services performed by Knightsbridge pursuant to this Engagement Letter, including without limitation, hotel, food and associated expenses and long-distance telephone calls. Said expenses shall not exceed $500 in any 30-day period of the term unless approved by an officer, director or other authorized designee of the Company. Knightsbridge agrees to accrue any and all approved expenses until such time as the company is a fully reporting Company and at such time agrees to settle any and all outstanding invoices in the issuance of common stock rather than payment in cash.

      5. Procedure for Initiating Discussions.
         -------------------------------------

      hi order to coordinate our efforts with respect to a possible Transaction satisfactory to the Company, during the period of our engagement hereunder neither the Company nor any representative there (other than Knightsbridge) will initiate discussions regarding a Transaction except through Knightsbridge. In the event the Company or its management receives an inquiry regarding a Transaction, it will promptly advise Knightsbridge of such inquiry in order that


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Knightsbridge may evaluate such prospective purchaser and its interest and assist the Company in any resulting negotiations.

      6. Non-Exclusivity of Knightsbridge Services.
         -----------------------------------------

      It is understood and acknowledged by the Company that Knightsbridge presently has, and anticipates having throughout the Engagement Term, other clients for which it performs the same or similar services to those to be performed in accordance herewith, and that Knightsbridge shall be under no obligation under this Engagement to restrict its ability in any way to perform services for any other clients. It is further acknowledged that, by virtue of the nature of the services to be performed by Knightsbridge hereunder, the value of such services bear no relation necessarily to the amount of time invested on the part of Knightsbridge to the performance of such services, and Knightsbridge, therefore, shall be under a continuing obligation hereunder to devote only as much time to the performance of its services hereunder as deemed appropriate in the exclusive discretion of its principal(s).

      7. Role of Finder.
         ---------------

      In connection with any Financing Transactions hereunder, the Company acknowledges that Knightsbridge is not a registered brokerdealer tinder
Section 15A of the U.S. Securities Exchange Act of 1934, or any similar state law, and that Knightsbridge cannot, and shall not be required hereunder to, engage in the offer or sale of securities for or on behalf of the Company. While Knightsbridge has preexisting relationships and contacts with various investors, registered broker-dealers and investment funds, Knightsbridge's participation in any actual or proposed offer or sale of Company securities shall he limited to that of an advisor to the Company and, if applicable, a "finder" of investors, broker-dealers and/or funds. The Company acknowledges and agrees that the solicitation and consummation of any purchases of the Company's securities shall be handled by the Company or one or more NASI) member firms engaged by the Company for such purposes.

      8. Referral Fees.
         --------------

      Any referral fees payable in connection with any Compensable Transactions shall be the exclusive responsibility of, and shall be paid by Knightsbridge.

      9. Cooperation by Company.
         -----------------------

      In order to enable Knightsbridge to provide the services requested, the Company agrees to provide to Knightsbridge, among other things, all information reasonably requested or required by Knightsbridge including without limitation information concerning historical and projected financial results with respect to the Company and its subsidiaries and possible and known litigious, environmental and contingent liabilities. The Company also agrees to make available to Knightsbridge such representatives of the Company, including, among others, directors, officers, employees, outside counsel and independent certified public accountants, as Knightsbridge may reasonably request.

      10. Reliance by Knightsbridge on Accuracy of Information;
          -----------------------------------------------------
          1 2(b)5 Representation.
          -----------------------

      The Company recognizes and acknowledges that, in advising the Company and in fulfilling the Engagement hereunder. Knightsbridge will use and rely on data, material and other information furnished to Knightsbridge by the Company. The Company agrees that Knightsbridge may do so without independently verifying the accuracy or completeness of such data, material or other information. The Company represents and warrants that any such data, material or


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information shall be true and accurate and shall not, as of the time communicated, contain any untrue statement of a material fact or omit to state a material fact required to he stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      11. Confidentiality.
          ----------------

      If any of the data, material or other information is nonpublic or confidential when revealed or otherwise shared with representatives of Knightsbridge, and identified in writing as such at the time it is revealed or shared ("Confidential Information"), Knightsbridge and its officers, directors, employees, agents and associates shall hold all Confidential Information in complete and strict confidence and will not, without prior written consent of the Company, in each instance, disclose any Confidential Information, in whole or part, to any other person or for any other purpose than is expressly approved by the Company in writing. To the extent that disclosure of Confidential Information is approved by the Company in writing, excepting information required to be disclosed by legal process, law or regulation. Knightsbridge agrees that each party or individual to whom such disclosure is made shall be informed of the confidential nature of the information disclosed and be obligated to sign standard nondisclosure agreements.

      12. Indemnification.
          ----------------

      Each party (an "Indemnifying Party") hereby agrees to indemnify and hold the other party and its respective affiliates, directors, officers, employees and agents (collectively, the "Indemnified Parties") harmless from, and to reimburse each of the Indemnified Parties for, any loss, damage, deficiency, claim, obligation, suit, action, fee, cost or expense of any nature whatsoever (including, but not limited to, reasonable attorney's fees and costs) arising out of, based upon or resulting from any breach of any of the representations, warranties, covenants, agreements or undertakings of the Indemnifying Party contained in or made pursuant to this Engagement letter.

      13. Miscellaneous.
          ---------------

      (a) It is agreed by and between the parties, that this Engagement Letter is an attempt to set forth and delineate the basic global components of the understanding of the parties hereto, and will he superseded by any and all subsequent agreements, including but not limited to all relevant documents and understandings, whether oral or written, between the parties with respect to the matters set forth herein. In the event that the parties are unable to consummate acceptable subsequent agreement(s) within sixty (60) days from the date hereinabove set forth, all rights and obligations by and between the parties shall cease and terminate, with the exception of any nondisclosure agreements executed accordingly.

      (b) Any notice or communication permitted or required hereunder shall be in writing and shall lie deemed sufficiently given if hand-delivered via courier or overnight service or sent (i) postage prepaid by registered mail, return receipt requested, to the respective parties as set forth below, or to such other address as either party may notify the other of in writing:

      If to Knightsbridge, to:     Knightsbridge Holdings, LLC.
                                   2999 NE l99~' Street, Penthouse 2
                                   Aventura, Fl. 33180
                                   Attn: Ms. Alyce Schreiber
                                   Fax: (305) 9323697


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      If to the Company, to:       Bravo Foods International Corp.
                                   11300 U.S. Highway One, Suite 202
                                   North Palm Beach, FL 33408
                                   Attn: Mr. Roy Warren, C.E.O.
                                   Fax: (5606251413

      (c) This Engagement Letter shall lie binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns.

      (d) The Company represents that it has the power to enter into this Engagement Letter and to carry out its obligations hereunder. This Engagement Letter constitutes the valid and binding obligation of the Company and is enforceable in accordance with its terms. The Company further represents that this Engagement Letter does not conflict with or breach any agreement to which it is subject or by which it is hound.

      (e) This Engagement Letter may be executed in any number of counterparts, each of which together shall constitute one and the same original document.

      (f) No provision of this Engagement Letter may be amended, modified or waived, except in writing signed by all of the parties hereto.

      (g) This Engagement Letter shall be construed in accordance with and governed by the laws of the State of Florida, without giving effect to its conflict of law principles. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Engagement Letter shall he adjudicated before a court located in Dade County Florida, and they hereby submit to the exclusive jurisdiction of the courts of the State of Florida located in Dade County, Florida and of the federal courts in the Southern District of Florida with respect to any action or legal proceeding commenced by any party. Company agrees to waive a trial by jury for any dispute requiring adjudication before a court of law.

      (h) The Company hereby acknowledges that it shall bear the burden of proof in any action or proceeding involving a claim by Knightsbridge to any Additional Compensation due hereunder arising out of any Compensable Event involving a third party claimed by Knightsbridge to have been originally introduced to the Company by Knightsbridge.

If the foregoing correctly sets forth the understanding between Knightsbridge and the Company with respect to the foregoing. please so indicate by signing in the place provided below, at which time this Engagement Letter shall become a binding agreement.

KNIGHTSBRIDGE Holdings. LLC.

By: /s/ Robert Press
    -------------------
Robert Press, President
For the Managing Member

Accepted and Agreed:

BRAVO! FOOLDS INTERNATIONAL CORP.]

By: /s/ Roy G. Warren
    -----------------
Roy G. Warren, CEO


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